

Mari Kemp · 2nd

 **Bugcrowd**

Head of People | Advisor | Business and People Thought
Leader | Speaker

San Francisco Bay Area · 500+ connections · **Contact info**

Experience



Head of People, Talent & Places
Bugcrowd · Full-time
Jun 2020 – Present · 3 mos

Co-Founder
CoCo Noir Wine Shop · Self-employed
Feb 2020 – Present · 7 mos
Oakland, California, United States

CoCo Noir Wine Shop & online store, is a women and minority owned urban wine shop located in downtown Oakland California right in the Black Arts and Business District. We bring culture, life and a global experience to amazing wines, foods and art. We are committed to always providing and sourcing the best wines produced by Women and minority wine make …**see mor**



Head of People
Samba TV
2018 – Present · 2 yrs
San Francisco Bay Area

Provide executive leadership in developing and managing a global people organization, including managing multiple acquisitions, performance management, talent management, onboarding, workforce analytics, organizational design, compliance and engagement.



Chief People Officer

MK Global Consulting Partners · Full-time

Jan 2013 – Feb 2020 · 7 yrs 2 mos



Global VP, People, M&A and Recruiting

Globant

2015 – 2018 · 3 yrs

San Francisco Bay Area

Provided global leadership, direction, and guidance aligned with strategic initiatives and day-to-day operations. Led the overall mission to find, develop and retain great talent in support of the organization's overall business strategy through the identification and development of people, processes and systems.

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Skills & Endorsements

Management · 18

 Endorsed by **Fern Stanford, who is highly skilled at this**

 Endorsed by **2 of Mari's colleagues at De** Aegis Network

Strategic Planning · 15

 Endorsed by **2 of Mari's colleagues at Dentsu Aegis Network**

Strategy · 11

 Endorsed by **2 of Mari's colleagues at Dentsu Aegis Network**

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